ZOOM TECHNOLOGIES, INC.

207 South Street

Boston, Massachusetts 02111

(617) 423-1072

January 22, 2009

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC  20549

Re:

Zoom Technologies, Inc.

Registration Statement on Form S-1

Filed January 22, 2008

File No. 333-156845

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Registrant requests withdrawal of the above captioned registration statement. No offers or sales have been made or will be made pursuant to the registration statement. We do intent to re-file the registration statement under the correct S-3 form type.

The request to withdraw the Registration Statement is because it was inadvertently tagged and or in error during transmission from our Financial Printer.

If you have any questions related to the above, please contact me directly Robert A. Crist, at (617) 423- 1072.

Very truly yours,

/s/ ROBERT A. CRIST
Robert A. Crist
Vice President of Finance & Chief Financial Officer